Filed by: Travelers Property Casualty Corp. pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Travelers Property Casualty Corp.
Commission File No.: 1-31266

     This filing contains certain forward-looking information about Travelers Property Casualty Corp. (“Travelers”), The St. Paul Companies, Inc. (“The St. Paul”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Travelers and The St. Paul, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

     Some other risks and uncertainties include, but are not limited to: those discussed and identified in public filings with the Securities and Exchange Commission (the “SEC”) made by Travelers and The St. Paul; the inability to obtain price increases due to competition or otherwise; losses due to foreign currency exchange rate fluctuations and losses in investment portfolios, which could be adversely impacted by adverse developments in U.S. and global financial markets, interest rates and rates of inflation; weakening U.S. and global economic conditions; insufficiency of, or changes in, loss reserves; the occurrence of catastrophic events, both natural and man-made, including terrorist acts, with a severity or frequency exceeding our expectations; exposure to, and adverse developments involving, environmental claims and related litigation; the impact of claims related to exposure to potentially harmful products or substances, including, but not limited to, lead paint, silica and other potentially harmful substances; adverse changes in loss cost trends, including inflationary pressures in medical costs and auto and home repair costs; developments relating to coverage and liability for mold claims; the effects of corporate bankruptcies on surety bond claims; adverse developments in the cost, availability and/or ability to collect reinsurance; the ability of our subsidiaries to pay dividends to us; adverse outcomes in legal proceedings; judicial expansion of policy coverage and the impact of new theories of liability; the impact of legislative actions, including federal and state legislation related to asbestos liability reform; larger than expected assessments for guaranty funds and mandatory pooling arrangements; a downgrade in claims-paying and financial strength ratings; the loss or significant restriction on the ability to use credit scoring in the pricing and underwriting of policies; amendments and changes to the risk-based capital requirements; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of Travelers’ and The St. Paul’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of Travelers and The St. Paul; and diversion of management time on merger-related issues.

     Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Neither Travelers nor The St. Paul undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Travelers’ and The St. Paul’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

     This filing may be deemed to be solicitation material in respect of the proposed merger of Travelers and The St. Paul. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF TRAVELERS AND SHAREHOLDERS OF THE ST. PAUL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT

THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Travelers and shareholders of The St. Paul. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Travelers Property Casualty Corp., One Tower Square, Hartford, Connecticut 06183, Attention: Investor Relations, or from The St. Paul Companies, Inc., 385 Washington Street, Saint Paul, Minnesota 55102, Attention: Investor Relations.

     Travelers, The St. Paul and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Travelers’ directors and executive officers is available in Travelers’ proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on March 17, 2003, and information regarding The St. Paul’s directors and executive officers is available in The St. Paul’s proxy statement for its 2003 annual meeting of shareholders, which was filed on March 28, 2003, as supplemented by the Additional Materials filed pursuant to Schedule 14A of the Securities Exchange Act of 1934, as amended, on April 7, 2003. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

     The following is a letter sent to the employees of Travelers:

# # #

Bob Lipp Chairman and CEO Travelers Property Casualty	Jay Fishman Chairman and CEO The St. Paul Companies

Dear Colleague,

You may be a little surprised to see Jay’s photo at the top of this letter; for many of you, his is a familiar face. The photo is here because we have exciting news to share with you. This weekend, Travelers Property Casualty signed a definitive merger agreement with The St. Paul Companies, creating one of the nation’s leading providers of property casualty insurance distributed through independent agents and brokers.

The combined company’s commercial and personal lines businesses will be consolidated under the Travelers brand and based in Hartford, under Doug Elliot’s leadership. The St. Paul Travelers Companies will remain a Minnesota corporation, and will have its corporate headquarters in Saint Paul, Minnesota. The specialty insurance lines, which will be known as St. Paul Specialty, will continue to be based in Saint Paul, under the leadership of Mike Miller, executive vice president and CEO for Specialty Commercial at The St. Paul. Marita Zuraitis, chief executive officer of The St. Paul’s commercial insurance operations, will become executive vice president of the combined company, initially focused on the integration process. She will also work with Jay Fishman on operational strategy. Brian MacLean and The St. Paul’s Tim Yessman will both become executive vice presidents for our combined claim operations. John A. MacColl, currently vice chairman of The St. Paul, will continue as a vice chairman of the combined company. The St. Paul international business will continue to be based in London.

Jay will serve as chief executive officer of the combined companies, and Bob will serve as executive chairman. Chuck Clarke will be vice chairman.

With unparalleled product breadth and geographic reach, we will be uniquely positioned in the marketplace as the property-casualty insurer of choice for agents, brokers and customers across the United States. The combined company will be in an extremely strong capital position, and is expected to have assets of $107 billion.

Together, we will be well positioned to compete in an industry where strength and stability matter. Geographically, The St. Paul’s strength in the Midwest and Southeast complements Travelers’ strength in the East. The St. Paul’s depth of experience in small-medium commercial and specialty complements Travelers’ core strengths in personal and medium- to large- commercial business.

For more information on the details of the transaction, please see our press release [link to press release].

It’s important to stress that this is a merger of two strong, complementary organizations. We share the same values – both companies are performance-based, underwriting-driven organizations that believe in treating employees like owners and rewarding them accordingly.

A conference call for Travelers employees will be held tomorrow, Tuesday, at 10 a.m. Eastern Standard Time to discuss today’s announcement. Details will follow in a separate e-mail from Communications.

This is an exciting moment for our company, and it presents us with tremendous new opportunities for profitable growth in the coming months and years.

Sincerely,

Bob Lipp	Jay Fishman